Chubby Cattle Las Vegas

Profit and Loss
January - September, 2023

	TOTAL
Income	
Influencer Discount	-5,754.06
Sales	2,077,793.43
Sales return & disputes	-463.43
Service Charge	163.88
Unpaid Total	0.00
Total Income	**$2,071,739.82**
Cost of Goods Sold	
Beverage	5,987.14
FOOD	219,341.98
FOOD & BEVERAGE	266,722.27
Local market purchase	79.23
168 MARKET	5,059.59
99 Market	93.47
LA BONITA SUPERMARKET	116.54
S F SUPERMARKET	226.83
Total Local market purchase	**5,575.66**
Shipping & Delivery	20,000.00
Total Cost of Goods Sold	**$517,627.05**
GROSS PROFIT	**$1,554,112.77**
Expenses	
Advertising & Marketing	1,459.68
Advertising	1,244.01
Marketing	31,102.23
Total Advertising & Marketing	**33,805.92**
Apps & Software	535.49
Auto Expense	
Car & Truck	84.88
Total Auto Expense	**84.88**
Bank Charges & Fees	15.00
Computer and Internet Expenses	4,419.10
Employee Medical Expense	15,367.98
Insurance	29,455.09
Interest Expense	6,762.79
Laundry & Linen	972.72
Legal & Professional Fees	7,494.37
Accounting	949.25
Total Legal & Professional Fees	**8,443.62**

Chubby Cattle Las Vegas

Profit and Loss
January - September, 2023

	TOTAL
Merchant account fees	83,312.57
Payroll Expenses	
BONUS	453.00
Payroll Tax	
FICA	
Medicare Tax	13,190.38
Social Security Tax	56,399.67
Total FICA	**69,590.05**
FUTA	1,725.53
MBT	10,091.58
SUI	9,901.13
Total Payroll Tax	**91,308.29**
Salaries & Wages	540,958.91
Total Payroll Expenses	**632,720.20**
Rent Expense	126,150.02
Moving & Storage	1,168.65
Total Rent Expense	**127,318.67**
Repair & Maintenance	9,698.31
Repair service & supplies	8,990.97
Senitizing & Cleaning Service	1,203.99
Total Repair & Maintenance	**19,893.27**
Section 179 expense	
Remodeling cost	114,472.54
Total Section 179 expense	**114,472.54**
Security system	1,044.45
Supplies & Materials	
Kitchen supplies	1,500.81
KITCHEN SUPPLIES	3,784.00
Total Kitchen supplies	**5,284.81**
Restaurant supplies	4,757.20
AMAZON	8,465.81
Golden Paper LLC	15,052.53
WAL-MART	596.00
Total Restaurant supplies	**28,871.54**
Total Supplies & Materials	**34,156.35**
Taxes & Licenses	
County Business License	866.13
Health Permit	1,545.80
Sales Tax	36,000.00
Total Taxes & Licenses	**38,411.93**
Team meals	1,820.54

Chubby Cattle Las Vegas

Profit and Loss

January - September, 2023

	TOTAL
Total Employee reimbursement	1,440.00
Total Office Expenses	3,462.52
Travel	
Flights	3,017.36
Transportation	23.00
Total Travel	**3,040.36**
Utilities	8,398.58
Natural Gas	6,081.28
NV Energy	30,934.53
Republic Service	8,792.96
Waste management	1,971.60
Total Utilities	**56,178.95**
Total Expenses	**$1,217,134.94**
NET OPERATING INCOME	**$336,977.83**
NET INCOME	**$336,977.83**

Note

This report does not provide assurance. only for management's use.

Chubby Cattle Las Vegas

Balance Sheet

As of September 30, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Cash on hand	14,324.33
PLAT BUS CHECKING (6693)	-4,366.38
Total Bank Accounts	**$9,957.95**
Accounts Receivable	
ACCOUNTS RECEIVABLE	251,165.83
Credit Card Merchant Receivables	-228,236.76
MOBILE SALES RECEIVABLE	3,155.92
Total Accounts Receivable	**$26,084.99**
Other Current Assets	
Affiliated company dues	
chubby cattle denver llc	10,438.57
Meet Fresh Las Vegas LLC	65,955.90
Other Current Assets	0.00
The X-Pot	-7,188.91
Total Affiliated company dues	**69,205.56**
Inventory	29,684.03
Prepaid Expenses	3,911.19
Utilities	0.00
Total Prepaid Expenses	**3,911.19**
Total Other Current Assets	**$102,800.78**
Total Current Assets	**$138,843.72**
Fixed Assets	
Accumulated Depreciation	-305,537.00
Fixed Asset	
2016-2020	750,541.00
2020	26,731.90
Total Fixed Asset	**777,272.90**
Restaurant Furnitures	9,359.00
Total Fixed Assets	**$481,094.90**
TOTAL ASSETS	**$619,938.62**

Chubby Cattle Las Vegas

Balance Sheet

As of September 30, 2023

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	$28,426.36
Credit Cards	
AMEX 21006	0.00
CHASE CREDIT CARD 8318 (NEW)	803.68
CHASE CREDIT CARD 8823 (OLD)	0.00
Total Credit Cards	**$803.68**
Other Current Liabilities	
Affiliated company due to	
Chubby Cattle Dallas	1,223.09
Cubby Cattle Phillidelphia	7,465.33
Total Affiliated company due to	**8,688.42**
Employee Tips payables	-3,219.26
Payroll liabilities	21,246.85
Payroll Tax Payable	-1,193.44
sales tax payable	99,599.42
Unearned Revenue	
Gift Card	-263.63
Total Unearned Revenue	**-263.63**
Total Other Current Liabilities	**$124,858.36**
Total Current Liabilities	**$154,088.40**
Long-Term Liabilities	
Loan from partners	0.00
PPP Loan payable	0.00
SBA advance	0.00
Total PPP Loan payable	**0.00**
SBA EIDL	147,000.00
Total Long-Term Liabilities	**$147,000.00**
Total Liabilities	**$301,088.40**
Equity	
Partner Distributions	-2,501,434.44
Partner Investments	758,496.11
Retained Earnings	1,724,810.72
Net Income	336,977.83
Total Equity	**$318,850.22**
TOTAL LIABILITIES AND EQUITY	**$619,938.62**

Note
This report does not provide assurance. only for management's use.

Chubby Cattle Las Vegas

Statement of Cash Flows
January - September, 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	336,977.83
Adjustments to reconcile Net Income to Net Cash provided by operations:	
ACCOUNTS RECEIVABLE	-251,165.83
Credit Card Merchant Receivables	261,884.87
MOBILE SALES RECEIVABLE	-1,977.99
Affiliated company dues:chubby cattle denver llc	-10,768.35
Inventory	876.59
Prepaid Expenses	-3,911.19
Accounts Payable	502,485.21
Accounts Payable:BEVERAGE	-587.30
Accounts Payable:BEVERAGE:BREAKTHRU BEVERAGE	-7,751.64
Accounts Payable:BEVERAGE:COREANA TRADING	-7,025.00
Accounts Payable:BEVERAGE:JOHNSON BROTHERS	-1,983.75
Accounts Payable:BEVERAGE:SGWS OF NV	-1,542.02
Accounts Payable:Food:CHUBBY CATTLE INT	-36,464.41
Accounts Payable:Food:Chubby Cattle Wagyu Supply	-22,146.38
Accounts Payable:Food:GREAT WALL SEAFOOD LA	-2,582.66
Accounts Payable:Food:J&F TRADING GROUP LLC	-124,430.32
Accounts Payable:Food:JUMBO ON THE WAY LLC	-8,517.29
Accounts Payable:Food:Kingfisher Trading Co.	-734.31
Accounts Payable:Food:KWONG YET LANG CO	-207,203.99
Accounts Payable:Food:LAS VEGAS MUTUAL TRADING	-15,448.92
Accounts Payable:Food:Q FOOD	-57,414.82
Accounts Payable:Food:QINGYUN GUAN	-2,604.50
Accounts Payable:Food:RESTAURANT DEPOT	-615.31
Accounts Payable:Food:WEI SU	-1,276.01
Accounts Payable:Marketing fee	-2,688.38
CHASE CREDIT CARD 8318 (NEW)	-8,054.42
Employee Tips payables	-25,191.12
Payroll liabilities	11,591.49
Payroll Tax Payable	-2,821.76
sales tax payable	-30,282.80
Unearned Revenue:Gift Card	-263.63
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-58,615.94
Net cash provided by operating activities	$278,361.89
INVESTING ACTIVITIES	
Restaurant Furnitures	-9,359.00
Net cash provided by investing activities	$ -9,359.00
FINANCING ACTIVITIES	
Loan from partners	0.00
SBA EIDL	-3,000.00
Partner Distributions:Chubby Cattle International	-432,177.60
Partner Investments	25,000.00

Chubby Cattle Las Vegas

Statement of Cash Flows

January - September, 2023

	TOTAL
Net cash provided by financing activities	**$ -410,177.60**
NET CASH INCREASE FOR PERIOD	**$ -141,174.71**
Cash at beginning of period	151,132.66
CASH AT END OF PERIOD	**$9,957.95**

Note

THIS REPORT DOES NOT PROVIDE ASSURANCE. ONLY FOR MANAGEMENT'S USE.